Exhibit 99.1

LEWIS HAMILTON JOINS SCUDERIA FERRARI IN 2025

Maranello (Italy), February 1, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) is pleased to announce that Lewis Hamilton will be joining Scuderia Ferrari in 2025, on a multi—year contract.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977